
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 25, 2010

Dr. Jack Gregory
Chief Executive Officer and Director
Premier Holding Corp.
4705 West Addisyn Court
Visalia, California 93291

> **Re:** **Premier Holding Corp.**
> **Amendment No. 4 to Registration Statement on Form 10**
> **Filed August 13, 2010**
> **File No. 000-53824**

Dear Dr. Gregory:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note your response to prior comment 1; however, we reissue the comment because it is unclear from the materials you provided:

- where the missing pages of the minutes of the August 20, 2007 board of directors' meeting were included, and

- where in the industry reports support can be found for your statements that:
  - the normal wholesale cost of a casket is $685 per unit (page 3),
  - the average funeral in the United States cost $6,130 in 2001 (page 4),
  - most caskets in the United States are manufactured by Batesville Casket Company and sold only directly to funeral homes (page 4), and
  - every year since 1980 over 1.8 million caskets have been sold in the

United States by funeral homes (page 4).

Explanatory Note, page 2

2.   Please revise to remove the implication from your disclosure here that this filing includes
        financial statements for your fiscal year ended December 31, 2009.

Item 1. Business, page 3

Business, page 3

3.   We note your revisions on page 4 in response to prior comment 2, and similar revisions
        in your amended Forms 10-Q and Form 10-K filed on August 13, 2010. However, those
        revisions remain inconsistent with other disclosure in such amended reports. For
        example, you refer on page 11 of your amended Form 10-Q for the period ended
        September 30, 2009, on page 14 of your amended Form 10-Q for the period ended March
        31, 2010, and on page 33 of your amended Form 10-K for the fiscal-year ended
        December 31, 2009 to a financing "commitment" provided by your shareholder. Please
        revise.

Item 6. Executive Compensation, page 10

4.   It remains unclear whether the valuation referenced in your revised disclosure in response
        to prior comment 5 was computed in accordance with ASC Topic 718. Please advise.

Item 2. Financial Information, page 8

5.   Please tell us the reasons for your deletions in the second paragraph. Do you no longer
        have storage space available or do you no longer intend to purchase caskets?

Item 15. Financial Statements and Exhibits, page 15

6.   Regarding your response to prior comment 7:

        • If you have filed a complete copy of your articles, as stated in your response, then
          please tell us the purpose of the multiple documents referenced here that purport
          to be your articles and amendments to those articles. Also tell us how those
          multiple documents are consistent with the requirements of Item 601(b)(3) of
          Regulation S-K; and

        • Please correct the reference to the filing date of Exhibit 3.4 in your exhibit index
          on page 15. Also, the entity's name on the by-laws you filed on June 21, 2010 is
          "Mr. Nevada." Given that your name is not "Mr. Nevada," please confirm that
          you are governed by the by-laws of a differently named entity.

Quarterly report on Form 10-Q for the period ended September 30, 2009, amended August 13, 2010

Signatures, page 18

7.   We reissue the second sentence of prior comment 17 because the signatures here do not appear to be current, given that they are dated August 2, 2010 while the amended report was filed August 13, 2010. Further, because the amended Form 10-Q for the period ended March 31, 2010 still does not include the signature of Jasmine Gregory as your principal financial officer or principal accounting officer, we reissue the third sentence of prior comment 17 in part.

Annual Report on Form 10-K for the fiscal year ended December 31, 2009, amended August 13, 2010

Item 12. Security Ownership of Certain Beneficial Owners and Management..., page 17

8.   We note your response to prior comment 4; however, the table on page 17 of your amended Form 10-K is blank with respect to the shares beneficially owned by Jasmine Gregory. Please revise.

Exhibit 23.1

9.   We note that you have elected to include a consent from your auditors relating to the inclusion of their audit report in this Form 10-K. Please note that you are not required to file a consent from your auditors relating to an auditor report that is already included in the Form 10-K. You may remove the consent in the next amendment. Otherwise, if you elect to continuing filing the consent, please have your auditors revise the consent to refer to the inclusion of their report in the Form 10-K/A; to date the consent concurrently with the filing date of the amended Form 10-K; and to refer to the proper financial statement periods included in the auditor's report of December 31, 2009 and 2008 and for each of the two years then ended and the period from May 18, 2007 (inception of the development stage) to December 31, 2009.

Exhibit 32.1

10.   We note the certification furnished pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code and Item 601(b)(32) of Regulation S-K, Certification of Chief Executive Officer, is signed by the Chief Financial Officer and refers to the Jasmine Gregory being your Chief Executive Officer in the first paragraph. However, we note that the Form 10-K/A is signed by Jack Gregory, your Chief Executor Officer, and Jasmine Gregory, your Chief Financial Officer. Please file a full amendment to the filing to include revised certifications that correctly refer to, and are signed by, Jack Gregory and Jasmine Gregory.

Statement of Shareholders' Deficit, page 5

11.   Please refer to prior comment 13. We note your amended Form 10-Q for the September 30, 2009 fiscal quarter and Form 10-Q for the June 30, 2010 fiscal quarter continue to include a Statement of Shareholders' Deficit that begins with December 31, 2006. Please revise the Statement of Shareholders' Deficit in all future filings to begin with the date you reentered the development stage, May 18, 2007 instead of December 31, 2006 as currently disclosed.

Item 4T: Controls and Procedures, page 20

12.   Given your disclosure that as of June 30, 2010 your principal executive and principal financial officers concluded that your disclosure controls and procedures were not effective, your description of the "weaknesses in internal control" that management identified, and the lack of any disclosure pursuant to Item 308T(b) of Regulation S-K describing changes that occurred during the period that have materially affected or were reasonably likely to materially affect your internal control over financial reporting, it is unclear how your principal executive and principal financial officers were able to conclude that, as of the end of each period covered by the amended Form 10-K and Forms 10-Q filed on August 13, 2010, your disclosure controls and procedures were effective. Tell us whether the weaknesses that led you to conclude that your disclosure controls and procedures were not effective at June 30, 2010 existed as of the end of any of the prior periods for which you filed an amended report on August 13, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Kuhar at (202) 551-3662 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey D. Kruczek at (202) 551-3641 or Mary Beth Breslin at (202) 551- 3625 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Kenneth G. Eade, Esq.